[redacted]

KH 3/4

SECURIT 12011993 ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response . . . 12.00	

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2012
03 REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

Public

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAROTH CAPITAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 EAST 59TH STREET, 12TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER ROTHSCHILD — 212-687-2500
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

NDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. COHN LLP
(Name – *if individual, state last, first, middle name*)

1212 AVENUE OF THE AMERICAS	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PETER ROTHSCHILD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAROTH CAPITAL ADVISORS LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEAN M. UNFLAT
Notary Public, State of New York
No. 01UN4752896
Qualified in Queens County
Commission Expires Jan. 31, 20 14

Notary Public

Signature

President & CEO

Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Bound separately
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Daroth Capital Advisors LLC
(A Limited Liability Company)

Report on Statement of Financial Condition

December 31, 2011

DAROTH CAPITAL ADVISORS LLC
(A Limited Liability Company)

Index

J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS

Tel | 888-542-6461
Fax | 888-542-3291
www.jhcohn.com

Report of Independent Public Accountants

To the Member
Daroth Capital Advisors LLC

We have audited the accompanying statement of financial condition of Daroth Capital Advisors LLC (A Wholly-Owned Subsidiary of Daroth Capital LLC and a Limited Liability Company) as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Daroth Capital Advisors LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

J.H. Cohn LLP

New York, New York
February 21, 2012

DAROTH CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 1,154,465
Accounts receivable	300,000
Prepaid expenses	2,693
Total	$ 1,457,158

LIABILITIES AND MEMBER'S EQUITY

Liabilities - accrued expenses and other liabilities	$ 42,243
Member's equity	1,414,915
Total	$ 1,457,158

See Notes to Statement of Financial Condition.

Note 1 - Nature of business:

Daroth Capital Advisors LLC (the "Company") is a wholly-owned subsidiary of Daroth Capital LLC ("DC") (the "Parent"). The Company was organized on March 1, 2002 as a Delaware limited liability company and is registered in New York to do business as a foreign limited liability company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"). The operating agreement provides for the limited liability company to exist in perpetuity. There is only one class of member. The individual member's limit on liability is based on the relevant state law. The Company renders corporate financial advisory services to selected clients.

The Company operates under the provisions of paragraph (k)(2) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customers' funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statement may not necessarily be indicative of the financial condition that would have existed had the Company operated as an unaffiliated entity.

Note 2 - Significant accounting policies:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash equivalents:

The Company considers all short-term investments with an original maturity of three months or less when acquired to be cash equivalents.

Revenue recognition:

Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. Certain merger and acquisition and financial restructuring advisory fees are earned upon "success" or completion of a transaction and these fees are generally recognized at the closing of the respective transaction.

Note 2 - Significant accounting policies (concluded):

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change. Management determined that no allowance for doubtful accounts was necessary at December 31, 2011.

Income taxes:

The accompanying financial statement does not contain a provision for Federal, state and local income taxes since the Company's net income or loss is included in the Federal, state and local income tax returns of its member, DC.

As a wholly-owned limited liability company, the Company is considered to be a disregarded entity and is thus not subject to Federal, state and local taxes and does not file income tax returns in any jurisdiction.

The Company has no unrecognized tax benefits at December 31, 2011.

Subsequent events:

The Company has evaluated subsequent events through the date the financial statements were issued.

Note 3 - Related party transactions:

During the year ended December 31, 2011, the Company paid administrative fees of $126,000 to DC, pursuant to the administrative services agreement which management believes reflects the Company's allocation of its share of common costs. As of December 31, 2011, $12,104 of these fees are payable to the related entity and are included in accrued expenses and other liabilities.

Note 4 - Concentrations of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. At times, such amounts may exceed Federally insured limits. At December 31, 2011, the Company had no cash balances in excess of Federally insured limits. At December 31, 2011, the Company had cash equivalents in excess of SIPC insured limits in the amount of approximately $616,000.

Note 5 - Major customers:

For the year ended December 31, 2011, two customers accounted for approximately 86% of the Company's revenue.

As of December 31, 2011, the Company has an account receivable of $300,000 from one of the customers. Such receivable is due the earlier of the occurrence of a specified customer event or January 31, 2014.

Note 6 - Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $1,089,906 which was $1,084,906 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0388 to 1.